SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 181 SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ______________.

Commission file number 1-416



03025280

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS, ROEBUCK AND CO.
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

PAGE 1 OF 18 SEQUENTIALLY NUMBERED PAGES. THE EXHIBIT INDEX IS LOCATED ON PAGE 3.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN

By: LANDS' END, INC. RETIREMENT PLAN COMMITTEE

By: Kelly Ritchie
Kelly Ritchie
Member of Plan Committee and
Senior Vice President, Employee Services,
of Lands' End, Inc.

Date: June 26, 2003

EXHIBIT INDEX

---

* Exhibits 99.1 and 99.2 to this report are furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), nor shall Exhibits 99.1 or 99.2 be deemed incorporated by reference in any registration statement under the Securities Act.

McGladrey & Pullen
Certified Public Accountants

Lands' End, Inc. Retirement Plan
Financial Report
December 31, 2002

LANDS' END, INC. RETIREMENT PLAN

CONTENTS | PAGE

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin
June 10, 2003

LANDS' END, INC. RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002

ASSETS	Fixed Income Fund	Equity Funds	Lands' End, Inc. Stock Fund	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value						
American Express Trust U.S. Government Securities Fund II	$ -	$ -	$ -	$ 10,792,328	$ -	$ 10,792,328
AXP Federal Income Fund, Inc.	22,698,140	-	-	-	-	22,698,140
American Express Core Balanced Fund II	-	-	-	20,381,308	-	20,381,308
American Express Trust U.S. Equity Index Fund I	-	-	-	10,626,845	-	10,626,845
American Express Trust Small Cap Equity Index Fund II	-	-	-	2,997,511	-	2,997,511
AXP New Dimensions "Y" Fund, Inc.	-	54,899,124	-	-	-	54,899,124
Templeton Foreign Fund I	-	4,826,803	-	-	-	4,826,803
Total investments	22,698,140	59,725,927	-	44,797,992	-	127,222,059
Loans to Participants	-	-	-	-	2,323,336	2,323,336
Employee Contribution Receivable	23,799	81,144	-	78,314		183,257
Employer Contribution Receivable	2,915,641	4,569,857	-	4,489,882	-	11,975,380
Total assets	25,637,580	64,376,928	-	49,366,188	2,323,336	141,704,032
LIABILITIES	-	-	-	-	-	-
NET ASSETS	$ 25,637,580	$ 64,376,928	$ -	$ 49,366,188	$2,323,336	$ 141,704,032

LANDS' END, INC. RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

ASSETS	Fixed Income Fund	Equity Funds	Lands' End, Inc. Stock Fund	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value						
American Express Trust U.S. Government Securities Fund II	$ -	$ -	$ -	$ 5,156,510	$ -	$ 5,156,510
AXP Federal Income Fund, Inc.	17,175,337	-	-	-	-	17,175,337
American Express Core Balanced Fund II	-	-	-	21,713,198	-	21,713,198
American Express Trust U.S. Equity Index Fund I	-	-	-	11,767,685	-	11,767,685
American Express Trust Small Cap Equity Index Fund II	-	-	-	2,077,150	-	2,077,150
AXP New Dimensions "Y" Fund, Inc.	-	69,163,093	-	-	-	69,163,093
Templeton Foreign Fund I	-	4,365,754	-	-	-	4,365,754
Land's End, Inc. Stock Fund	-	-	3,332,166	-	-	3,332,166
Total investments	17,175,337	73,528,847	3,332,166	40,714,543	-	134,750,893
Loans to Participants	-	-	-	-	2,455,015	2,455,015
Employer Contribution Receivable	950,156	1,905,991	174,018	1,557,691	-	4,587,856
Total assets	18,125,493	75,434,838	3,506,184	42,272,234	2,455,015	141,793,764
LIABILITIES	-	-	-	-	-	-
NET ASSETS	$ 18,125,493	$ 75,434,838	$ 3,506,184	$ 42,272,234	$ 2,455,015	$ 141,793,764

LANDS' END, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

	Fixed Income Fund	Equity Funds	Lands' End, Inc. Stock Fund	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on investments:						
Interest and dividend income	$ 748,285	$ 330,124	$ 3,190	$ 175,706	$ -	$ 1,257,305
Net appreciation (depreciation) in fair value of investments	450,824	(15,952,351)	850,797	(6,367,245)	-	(21,017,975)
Total investment income (loss)	1,199,109	(15,622,227)	853,987	(6,191,539)	-	(19,760,670)
Contributions:						
Employer:						
Matching	432,713	1,705,331	62,255	1,492,830	-	3,693,129
Profit sharing	2,907,730	4,542,755	-	4,464,549	-	11,915,034
Participants	1,180,048	4,809,366	189,292	4,251,116	-	10,429,822
Rollovers	37,449	100,951	-	155,730	-	294,130
Total contributions	4,557,940	11,158,403	251,547	10,364,225	-	26,332,115
Total additions (deductions)	5,757,049	(4,463,824)	1,105,534	4,172,686	-	6,571,445
Benefits	(1,162,201)	(3,274,713)	(96,820)	(1,958,832)	(168,611)	(6,661,177)
Interfund transfers	2,920,129	(3,341,533)	(4,491,001)	4,912,405	-	-
Loans issued to participants	(147,344)	(480,994)	(40,559)	(389,137)	1,058,034	-
Loans principal repayments	144,454	503,154	16,662	356,832	(1,021,102)	-
Increase (decrease) in net assets	7,512,087	(11,057,910)	(3,506,184)	7,093,954	(131,679)	(89,732)
Net assets:						
Beginning	18,125,493	75,434,838	3,506,184	42,272,234	2,455,015	141,793,764
Ending	$ 25,637,580	$ 64,376,928	$ -	$ 49,366,188	$ 2,323,336	$ 141,704,032

See Notes to Financial Statements.

LANDS' END, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

	Fixed Income Fund	Balanced Fund	Equity Funds	Lands' End, Inc. Stock Fund	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on investments:							
Interest and dividend income	$ 773,361	$ 111,682	$ 291,368	$ 8,598	$ 240,518	$ -	$ 1,425,527
Net appreciation (depreciation) in fair value of investments	265,479	(1,314,244)	(13,204,326)	1,556,172	(1,869,238)	-	(14,566,157)
Total investment income (loss)	1,038,840	(1,202,562)	(12,912,958)	1,564,770	(1,628,720)	-	(13,140,630)
Contributions:							
Employer:							
Matching	319,139	44,031	1,543,889	136,145	1,085,113	-	3,128,317
Profit sharing	950,156	-	1,905,991	174,018	1,557,691	-	4,587,856
Participants	812,366	111,749	4,356,069	406,417	3,064,302	-	8,750,903
Rollovers	9,938	-	46,766	-	89,489	-	146,193
Total contributions	2,091,599	155,780	7,852,715	716,580	5,796,595	-	16,613,269
Total additions (deductions)	3,130,439	(1,046,782)	(5,060,243)	2,281,350	4,167,875	-	3,472,639
Benefits	(475,633)	(261,383)	(4,555,017)	(82,627)	(1,256,553)	(101,540)	(6,732,753)
Interfund transfers	1,976,792	(21,993,664)	(3,386,920)	(128,796)	23,532,588	-	-
Loans issued to participants	(142,977)	(42,473)	(419,472)	(36,460)	(257,885)	899,267	-
Loans principal repayments	109,909	11,850	456,991	32,510	254,534	(865,794)	-
Increase (decrease) in net assets	4,598,530	(23,332,452)	(12,964,661)	2,065,977	26,440,559	(68,067)	(3,260,114)
Net assets:							
Beginning	13,526,963	23,332,452	88,399,499	1,440,207	15,831,675	2,523,082	145,053,878
Ending	$ 18,125,493	$ -	$ 75,434,838	$ 3,506,184	$ 42,272,234	$ 2,455,015	$ 141,793,764

See Notes to Financial Statements.

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age as of the end of the Plan year and have completed both six months and 1,000 hours of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co.

Contributions: Prior to September 1, 2002, participants were able to contribute up to 17 percent of pretax annual compensation, as defined in the Plan. Effective September 1, 2002, participants are able to contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears' Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation.

Investment Options: Descriptions of the investment options offered by the Plan are as follows:

American Express Trust U.S. Government Securities Fund II: This common/collective trust fund normally is invested in U.S. government and government agency securities and seeks to provide maximum current income, with the goal of conserving capital and maintaining liquidity.

AXP Federal Income Fund, Inc.: This fund is normally invested in U.S. government and government agency securities and seeks to provide a high level of current income and safety of principal.

American Express Core Balanced Fund II: This fund invests in portfolios consisting of equity and fixed income securities through investment in American Express Equity Index Base Fund (60 percent) and American Express Trust Bond Fund (40 percent).

American Express Trust U.S Equity Index Fund I: This collective fund invests primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

American Express Trust Small Cap Equity Index Fund II: This common/collective trust fund invests in the Pyramid Russell 2000 Index Fund which primarily invests in some or all of the securities within the Pyramid Russell 2000 Index, an unmanaged index.

AXP New Dimensions "Y" Fund, Inc.: This fund normally invests in medium- to large-size capitalization growth stocks to provide long-term growth of capital.

Templeton Foreign Fund I: This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies outside of the United States.

Note 1. Description of Plan (Continued)

Lands' End, Inc. Stock Fund: This pooled fund normally is invested in common stock of Lands' End, Inc. Generally, shares shall be acquired by the trustee on the open market. Except with respect to shares purchased on the open market, no purchase shall be made in excess of the closing price on the New York Stock Exchange on the business day such shares were last traded. As a pooled fund, the limit value of shares in the fund are never equal to the price of a share of Lands' End stock in the Stock Market. (This investment option was discontinued during 2002.)

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of investment management fees. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Loans to Participant: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.25 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: On termination of service, a participant will receive a lump sum distribution equal to the value of the participant's vested interest in his or her account.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments: The Plan's investments are stated at fair market value as determined by the trustee by reference to published market data. Investments in common/collective trust funds are valued at the purchase or redemption price of the shares of participation as determined by the trust sponsor. Participant loans are stated at unpaid principal value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Note 2. Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid. Net assets available for benefits includes benefits of approximately $246,000 and none due to participants who have withdrawn from participation in the Plan as of December 31,2002 and 2001, respectively.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain mutual fund expenses that are netted against participants' investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2002	2001
American Express Trust U.S. Government Securities Fund II	$ 10,792,328	*
AXP Federal Income Fund, Inc.	22,698,140	$ 17,175,337
American Express Core Balanced Fund II	20,381,308	21,713,198
American Express Trust U.S. Equity Index Fund I	10,626,845	11,767,685
AXP New Dimensions "Y" Fund, Inc.	54,899,124	69,163,093

* Represents less than 5 percent of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $21,017,975 as follows:

	December 31,	
	2002	2001
Common stock	$ 850,797	$ 1,556,172
Mutual funds	(15,501,527)	(14,253,091)
Common/collective trusts	(6,367,245)	(1,869,238)
	$ (21,017,975)	$ (14,566,157)

Note 4. Related-Party Transactions

Certain plan investments are shares of mutual funds and common funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the plan invested in the Company's common stock.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Reconciliation to Form 5500

The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. The difference as of December 31, 2002 and 2001, is summarized as follows:

	2002	2001
Net assets per Form 5500	$ 141,704,032	$ 141,793,764
Benefits payable to terminated participants	-	-
Net assets per statement of net assets available for plan benefits	$ 141,704,032	$ 141,793,764
Benefits paid to participants per Form 5500	$ 6,661,177	$ 6,654,987
Change in benefits payable to terminated participants	-	77,766
Benefits paid to participants per statement of changes in net assets available for plan benefits	$ 6,661,177	$ 6,732,753

LANDS' END, INC. RETIREMENT PLAN

Schedule H, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2002

	Principal Amount/ Shares	Cost	Current Value
Fixed income fund:			
AXP Federal Income Fund, Inc. *	4,594,788	$ 22,406,121	$ 22,698,140
Equity funds:			
AXP New Dimensions "Y" Fund, Inc. *	2,849,075	75,657,021	54,899,124
Templeton Foreign Fund I	580,843	5,643,632	4,826,803
		81,300,653	59,725,927
Common/collective trust funds:			
American Express Trust U.S. Governement Securities Fund II *	10,784,046	10,784,046	10,792,328
American Express Core Balanced Fund II *	2,491,932	23,392,345	20,381,308
American Express Trust U.S. Equity Index Fund I *	404,933	14,297,374	10,626,845
American Express Trust Small Cap Equity Index Fund II *	263,009	3,480,842	2,997,511
		51,954,607	44,797,992
Total investments		$ 155,661,381	$ 127,222,059
Loans to participants *		$ 2,323,336	$ 2,323,336

* A party-in-interest to the Plan

McGladrey & Pullen
Certified Public Accountants

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-102114 of Sears, Roebuck and Co. on Form S-8 of our report dated June 10, 2003 on the financial statements of Lands' End, Inc. Retirement Plan as of December 31, 2002 and 2001 and for the years then ended, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 26, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned, David F. Dyer, President and Chief Executive Officer of Lands' End, Inc., has executed this certification in connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 11-K for the Lands' End, Inc. Retirement Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 26th day of June, 2003.



David F. Dyer
President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned, Donald R. Hughes, Senior Vice President and Chief Financial Officer of Lands' End, Inc., has executed this certification in connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 11-K for the Lands' End, Inc. Retirement Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 26TH day of June, 2003.



Donald R. Hughes
Senior Vice President
and Chief Financial Officer